UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-42293

PTL Limited

(Translation of registrant’s name into English)

111 North Bridge Road

#23-06A

Peninsula Plaza

Singapore 179098
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On December 30, 2024, PTL Limited (the “Company”) made available its unaudited Financial Results for the six months ended June 30, 2024. A copy of the report is attached hereto as Exhibit 99.1.

Exhibit No.	Exhibit
99.1	Financial Results of PTL Limited as of and for the six months ended June 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PTL Limited

Date: December 30, 2024	By:	/s/ Ying Ying, CHOW
	Name:	Ying Ying, CHOW
	Title	Chief Executive Officer and Director

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